Exhibit 99.1

Tiziana Life Sciences plc

("Tiziana" or the "Company")

Early notification of proposed admission to the Official List and cancellation of trading on AIM

Tiziana Life Sciences plc the dual listed (NASDAQ:TLSA & UK AIMS:TILS) today announces its intention to apply for admission to listing of its ordinary shares (the "Ordinary Shares") on the standard listing segment of the Official List of the Financial Conduct Authority (the "Official List") and admission to trading on the London Stock Exchange plc's (the "London Stock Exchange") main market (the "Main Market") for listed securities (together, "Admission").

The Company directors believe that a standard listing in conjunction with its NASDAQ dual listing will support the long-term strategy of the Company by providing the Company with a more appropriate platform for its growth as an international company. In addition, the Company directors believe that Admission will raise the Company's global profile, increase its trading liquidity and provide the Company with a greater range of potential investors for its ordinary shares.

Admission will be through an introduction of the existing Ordinary Shares. The Company will not be issuing new shares in conjunction with the proposed Admission or the publication of the related prospectus, and has no current intention to raise capital through the issue of new shares in the UK.

Pursuant to Rule 41 of the AIM Rules for Companies, the Company will, in due course, give formal notice of the intended cancellation of trading of its Ordinary Shares on the AIM market of the London Stock Exchange ("AIM").

It is expected that the Company will publish its prospectus in connection with Admission in late Q3 or early Q4 2020 and that the Ordinary Shares will be admitted to the Official List, commence trading on the Main Market and simultaneously trading will be cancelled on AIM (and at least 20 business days after the formal announcement under Rule 41 of the AIM Rules for Companies), subject to the receipt of the necessary approvals from the UK Listing Authority and the London Stock Exchange.

The Company's shares will continue to be registered with their existing ISIN number GB00BKWNZY55. The Company's ticker symbol in the UK will continue to be TILS. The prospectus will, when issued, be made available on the Company's website at www.tizianalifesciences.com.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn's Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn's Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

For further enquiries:

United Kingdom:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379
Cairn Financial Advisers LLP (Nominated adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880
Optiva Securities Limited (Broker) Robert Emmet United States: Investors: Dave Gentry, CEO RedChip Companies Inc. 407-491-4498 dave@redchip.com	+44 (0)20 3981 4173